[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 6, 2016

VIA EMAIL AND EDGAR

Mr. J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lions Gate Entertainment Corp. Registration Statement on Form S-4 Filed August 1, 2016 File No. 333-212792

Dear Mr. McWilliams:

On behalf of Lions Gate Entertainment Corp. (“Lions Gate” or the “Company”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 (File No. 333-212792) filed with the Commission on August 1, 2016 (the “Registration Statement”), set forth in your letter dated August 29, 2016 (the “Comment Letter”), we submit this letter containing the Company’s response to the Comment Letter.

For your convenience, the text of the comment from the Comment Letter is set forth below in bold, followed by the Company’s response. Capitalized terms not otherwise defined in this letter have the meanings given to them in the Registration Statement.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 1 marked to show the changes made to the Registration Statement as filed on August 1, 2016.

 Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

General

1.	Please provide us your analysis whether the (i) merger transaction, (ii) reclassification, or (iii) share issuance under the M-B Exchange have a reasonable likelihood of producing, either directly or indirectly, the effects described in Rule 13e-3(a)(3) of the Exchange Act. In your analysis, please address: (a) whether Lions Gate is an “affiliate” of Starz in light of its beneficial ownership of Starz Class A Series common stock; and (b) whether Lions Gate is under “common control” with Starz in light of its relationship with Dr. John C. Malone.

Response:

Set forth below is Lions Gate’s analysis as to why none of the merger transaction, reclassification or share issuance under the M-B Exchange have a reasonable likelihood of producing, either directly or indirectly, the effects described in Rule 13e-3(a)(3) of the Exchange Act.

In summary, the merger is not a transaction covered by Rule 13e-3(a)(3)(i) because Lions Gate is not an affiliate of Starz and because Lions Gate is not under common control with Starz, and neither the reclassification nor the M-B Exchange would produce any of the effects described in Rule 13e-3(a)(3)(ii). Moreover, the merger and related transactions were negotiated vigorously at arm’s-length and do not implicate the policy concerns of Rule 13e-3.

I. The merger

Rule 13e-3 applies to transactions to acquire securities of an issuer by the issuer or an affiliate of the issuer. Rule 13e-3(a)(1) defines an affiliate of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Control is defined in Exchange Act Rule 12b-2 to include “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Footnote 28 to Exchange Act Release No. 17719 states that “[t]he existence of a control relationship . . . does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies of [the target], whether through the ownership of voting securities, by contract or otherwise.”

2

For the reasons set forth below, the Company respectfully advises the Staff that the merger is not subject to Rule 13e-3 because Lions Gate is not an affiliate of Starz, in that (i) Starz is not controlled by Lions Gate and (ii) Lions Gate and Starz are not under common control because Dr. John C. Malone controls neither Lions Gate nor Starz. Furthermore, the merger was negotiated vigorously at arm’s-length and does not implicate the policy concerns of Rule 13e-3.

A. Starz is not controlled by Lions Gate

Lions Gate has no ability to direct or cause the direction of the management or policies of Starz, through ownership of voting securities, contract or otherwise. Thus, Lions Gate does not control Starz and is not an affiliate of Starz.

•	Lions Gate has No Representation on the Starz Board of Directors. The Starz board of directors is composed entirely of directors who are independent of Lions Gate. Lions Gate has no power to appoint any director to the board of directors of Starz. Lions Gate’s holdings of Starz common stock cannot be voted by Lions Gate with respect to the election of directors because of the irrevocable proxy granted to Dr. Malone by Lions Gate. Thus, Lions Gate has no direct or indirect power over the composition of the Starz board of directors.

•	Lions Gate has No Veto or Other Rights. Lions Gate has no right to veto any action of the Starz board of directors or management or to require the Starz board of directors or management to take or refrain from taking any action.

•	Lions Gate has No Relationships with Management of Starz. Lions Gate is not affiliated with any of Starz’s current executive officers. The executive officers of Starz are appointed by the Starz board of directors, which is independent from Lions Gate (as noted above).

•	Lions Gate’s Voting Power as a Stockholder of Starz is Limited. Based on Lions Gate’s Schedule 13D/A filed on July 1, 2016 and the number of shares of Starz common stock outstanding as of August 31, 2016, Lions Gate and its subsidiaries hold approximately 4.8% of the outstanding shares of Starz common stock, representing approximately 15.1% of the voting power of Starz common stock. Furthermore, Lions Gate is not entitled to vote these shares in the election of directors or any other matter, other than issuances of securities, business combinations and similar extraordinary transactions. Thus, Lions Gate’s existing holdings of Starz common stock afford it no influence with respect to the election of directors or policies or management of Starz.

•	No Other Indicia of Control. There are no contractual or other arrangements between Lions Gate and Starz granting Lions Gate the power to direct or cause the direction of management and policies of Starz.

For the reasons outlined above, Lions Gate does not control Starz.

3

B. Lions Gate is not under common control with Starz

For Lions Gate to be under “common control” with Starz in light of its relationship with Dr. Malone, Dr. Malone must control both Lions Gate and Starz. However, Dr. Malone controls neither company and there is no other person that controls both companies.

1. Lions Gate is not controlled by Dr. Malone

•	Dr. Malone Holds One of 14 Board Seats at Lions Gate. The Lions Gate board of directors consists of 14 directors, including Dr. Malone. Two other directors, Messrs. Michael Fries and David Zaslav, are associated with companies in which Dr. Malone is a significant stockholder (Liberty Global plc (“LGP”) and Discovery Communications, Inc. (“Discovery”), respectively), but Dr. Malone does not have a majority voting interest in these companies. Dr. Malone has no power to appoint or remove Messrs. Fries and Zaslav from the board of directors of Lions Gate and these directors, as well as Dr. Malone, are subject to the same fiduciary duties as Lions Gate’s other directors. The 11 other directors on the Lions Gate board of directors have no past or present affiliation with Dr. Malone. In addition, there are currently two Lions Gate directors, plus a third nominee who will become a director on September 13, 2016, if elected, who are designated by MHR Fund Management, which is independent from Dr. Malone and is Lions Gate’s largest stockholder. Taken together, Dr. Malone’s single board seat does not provide him with the power to direct, or cause the direction of, the management or policies of Lions Gate.

•	Dr. Malone has No Veto or Other Rights with Respect to Lions Gate. Dr. Malone has no right to veto any action of the Lions Gate board of directors or management or to require the Lions Gate board of directors or management to take or refrain from taking any action.

•	Dr. Malone is Not Affiliated with Management of Lions Gate. Dr. Malone is not affiliated with any of Lions Gate’s current executive officers. The executive officers of Lions Gate are appointed by the Lions Gate board of directors, on which Dr. Malone is one of 14 directors, and a majority of the remaining directors are independent from Dr. Malone (as noted above).

•	Dr. Malone’s Holdings in Lions Gate Common Stock are Limited. Dr. Malone holds 3.4% of the outstanding shares of Lions Gate common stock through two foundations and two trusts. As disclosed in Lions Gate’s proxy statement for the 2016 annual meeting of stockholders, there are at least six other stockholders of Lions Gate known to Lions Gate that beneficially own more common stock of Lions Gate than Dr. Malone, all of which are independent of Dr. Malone. While two public companies in which Dr. Malone is a significant stockholder (LGP and Discovery) beneficially own an additional 6.8% of the outstanding shares of Lions Gate common stock in the aggregate, Dr. Malone does not have a majority voting interest in these companies and has no power to direct the voting or disposition of the shares held by these companies, nor does he report beneficial ownership of such shares.

4

•	Dr. Malone’s Influence is Limited by the Voting and Standstill Agreement. Dr. Malone’s influence as a stockholder of Lions Gate is further limited by the voting and standstill agreement to which he is a party, which is described in the joint proxy statement/prospectus on pages 155 – 156. Under the voting and standstill agreement, Dr. Malone, LGP and Discovery agreed, until November 10, 2020, to cap their aggregate vote at 13.5% of Lions Gate’s outstanding voting power, and agreed that all of the Lions Gate common shares beneficially owned by them in the aggregate in excess of 13.5% will be voted in the same proportion as the votes cast by shareholders other than them. Concurrently with the execution of the merger agreement, on June 30, 2016, the parties to the voting and standstill agreement entered into an amendment to the voting and standstill agreement, to, among other changes, increase the voting cap to the greater of (i) 13.5% of the total voting power of Lions Gate and (ii) if the merger or the exchange occurs, the lesser of (A) 14.2% of the total voting power of Lions Gate and (B) the percentage of the total voting power held by LGP, Discovery and Dr. Malone following consummation of the merger or exchange. Until November 10, 2020, the parties also agreed they would not beneficially own more than 18.5% of Lions Gate’s outstanding voting power in the aggregate.

•	No Other Indicia of Control. There are no contractual arrangements granting Dr. Malone, or other indicia that Dr. Malone has, the power to direct or cause the direction of management and policies of Lions Gate. Lions Gate is party to an investor rights agreement that is described in the joint proxy statement/prospectus on page 155, which provides that Lions Gate will not adopt a poison pill or rights plan that would prevent Dr. Malone, LGP and Discovery from acquiring shares in a manner permitted under the voting and standstill agreement.

2. Starz is not controlled by Dr. Malone

•	Dr. Malone is Not a Director of Starz and has No Right to Appoint or Remove Directors of Starz. Dr. Malone does not sit on the nine-member board of directors of Starz and does not have the right to appoint, or to cause the removal of, any director of Starz. One director, Mr. Gregory Maffei, is associated with companies in which Dr. Malone is a significant stockholder, but Dr. Malone does not have a majority voting interest in such companies. Another director, Mr. Daniel Sanchez, is related to Dr. Malone, but Dr. Malone does not control Mr. Sanchez. A third director, Mr. Tanabe was previously associated with companies in which Dr. Malone is a significant stockholder. None of these directors are controlled by Dr. Malone and these directors are subject to the same fiduciary duties as Starz’s other directors. The Nominating and Governance Committee of Starz, which is composed entirely of directors unaffiliated with Dr. Malone, identifies and nominates directors to the board of directors of Starz. One member of the Nominating and Governance Committee, Mr. Irving Azoff, was previously associated with a company in which the largest shareholder is a company controlled by Dr. Malone. Dr. Malone does not control Mr. Azoff, and Mr. Azoff is subject to the same fiduciary duties as Starz’s other directors.

5

•	Dr. Malone has No Veto or Other Rights with Respect to Starz. Dr. Malone has no right to veto any action of the Starz board of directors or management or to require the Starz board of directors or management to take or refrain from taking any action.

•	Dr. Malone is Not Affiliated with Management of Starz. Dr. Malone is not affiliated with the executive officers of Starz. The executive officers of Starz are appointed by the Starz board of directors, a majority of which are unaffiliated with Dr. Malone (as noted above).

•	Dr. Malone Does Not Hold Majority Voting Power of Starz. Based on Dr. Malone’s Schedule 13D/A filed on July 11, 2016 and the number of shares of Starz common stock outstanding as of August 31, 2016, Dr. Malone’s beneficial ownership of Starz common stock constitutes approximately 33.3% of Starz voting power, and Dr. Malone also has a proxy to vote Lions Gate’s shares constituting approximately 15.1% of Starz voting power in elections of directors and other matters, other than issuances of securities, business combinations and similar extraordinary transactions. Dr. Malone’s ownership and Lions Gate’s ownership of Starz common stock together do not constitute a majority of the voting power of Starz.

•	No Other Indicia of Control. There are no contractual arrangements granting to Dr. Malone, or other indicia that Dr. Malone has, the power to direct or cause the direction of management and policies of Starz.

C. The merger was negotiated vigorously at arm’s-length and does not implicate the policy concerns of Rule 13e-3

The Commission has made clear that Rule 13e-3 does not apply to a merger proposal by an acquirer to a non-affiliated issuer. As the Commission stated in its Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719 (April 13, 1981)), Rule 13e-3 does not apply to the merger of an issuer with a non-affiliate since such “transactions between the issuer and a non-affiliate are ordinarily the product of arm’s-length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by the Rule.” The merger was negotiated vigorously, extensively and at arm’s-length, as described in the sections of the joint proxy statement/prospectus entitled “The Merger—Background of the Merger” and “The Merger—Starz’s Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors.” The merger was negotiated by and unanimously recommended by a special committee of Starz’s board of directors, which was composed entirely of independent and disinterested directors and which retained its own advisors, independent of those of Starz as well as those of Dr. Malone. The Starz board of directors carefully considered and evaluated various potential strategic alternatives available to Starz, and Starz participated in discussions regarding two other potential transactions in June 2016. Furthermore, Dr. Malone did not attend any meetings of, or abstained from discussions and votes of, the Lions Gate board of directors on all matters related to the transaction agreements and the transactions contemplated thereby.

6

II. The reclassification

The reclassification is not subject to Rule 13e-3 because it does not have either of the effects referred to in Rule 13e-3(a)(3)(ii). No class of equity securities will become eligible for termination under Rules 12g-4 (because the number of Lions Gate stockholders will be substantially unchanged) or Rule 12h-6 (because Lions Gate is not a foreign private issuer), nor will the reporting obligations with respect to any class of securities become eligible for termination under Rule 12h-6 (because Lions Gate is not a foreign private issuer), or suspension under Rule 12h-3 or Rule 15(d) (in each case because the number of Lions Gate stockholders will be substantially unchanged), in each case as a result of the reclassification.

Moreover, while the existing shares of Lions Gate are expected to be delisted following the reclassification, they will be immediately replaced with the Lions Gate voting and non-voting shares, which will be listed and registered and, in the aggregate, confer to each stockholder the same rights as to voting, dividends, redemption, liquidation and other matters as they held before the reclassification, and thus the exemption of Rule 13e-3(g)(2) applies. Immediately before and immediately after the reclassification, the stockholders of Lions Gate will have the same economic and voting interests in Lions Gate and the listing and reporting obligations of Lions Gate will be unchanged.

III. The M-B Exchange

The M-B Exchange is not subject to Rule 13e-3 because the M-B Exchange would not produce either of the effects described in Rule 13e-3(a)(3)(ii). Pursuant to SEC Compliance & Disclosure Interpretation Question 104.01, a transaction is not deemed to have caused a class of securities to become eligible for termination of registration or suspension of the obligation to report if an issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d). No class of equity securities will become eligible for termination under Rules 12g-4 (because there are already fewer than 300 holders of record of the Starz Series B common stock, thus the Starz Series B common stock is already eligible for termination of registration) or Rule 12h-6 (because Starz is not a foreign private issuer), nor will the reporting obligations with respect to any class of securities become eligible for termination under Rule 12h-6 (because Starz is not a foreign private issuer), or suspension under Rule 12h-3 or Rule 15(d) (in each case because there are already fewer than 300 holders of record of Starz Series B common stock, thus reporting obligations with respect to the Starz Series B common stock are already eligible for termination of registration, subject to the other requirements of Rule 12h-3). No class of equity securities will be caused to become neither listed or quoted on a national securities exchange as a result of the M-B Exchange, because there are already fewer than 300 holders of record of Starz Series B common stock, thus Starz could currently delist its Series B common stock.

Notwithstanding the current number of holders of record of Starz Series B common stock, it is Lions Gate’s and Starz’s expectation that the Starz Series B common stock would continue to be publicly traded after the M-B Exchange, as disclosed in the joint proxy statement/prospectus on page 54.

7

2.	Based on the registration statement fee table, it does not appear that you intend to register the reclassification of Lions Gate common stock into Class A voting shares and Class B non-voting shares. Please tell us upon which exemption from registration you are relying and the basis for your reliance. Refer to Securities Act Rule 145(a)(1).

Response:

In response to the Staff’s comment, as explained below, the Company respectfully submits that the reclassification does not constitute an offer of a new security. Further, even if the reclassification were to constitute an offer for a new security, the Company believes the offer of such new security would be exempt from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

I. The proposed amendments do not constitute an offer of a new security

Rule 145 promulgated under the Act provides in its preliminary note that: “[t]he thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” Rule 145(a)(1) goes on to indicate that an “offer,” “offer to sell,” “offer for sale,” or “sale” occurs when the agreement or plan submitted to the security holders is for “reclassification of securities of such corporation or other person, other than a stock split, reverse stock split, or change in par value, which involves the substitution of a security for another security” (emphasis added).

The reclassification of Lions Gate common stock into Class A voting shares and Class B non-voting shares is substantively identical to, and has the same effect as, (i) a reverse stock split of each share of Lions Gate common stock into 0.5 Class A voting shares, which are identical to the Lions Gate common stock, followed by (ii) the issuance of a stock dividend of 0.5 Class B non-voting shares for each share of Lions Gate common stock. Taken independently, neither step would require registration because (i) a reverse stock split is expressly excluded from Rule 145(a)(1) and (ii) a stock dividend does not require registration under the Securities Act. See SEC Compliance & Disclosure Interpretation Question 103.01. When considered together, it follows that registration should not be required. For the reasons described above, the Company does not believe the reclassification falls within the purview or intent of Rule 145.

II. Even if the reclassification were to constitute an offer for a new security, the Section 3(a)(9) exemption is available

As an additional basis, Section 3(a)(9) of the Securities Act exempts the reclassification from registration under the Securities Act. Section 3(a)(9) provides a transactional exemption for “…any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The required elements of a Section 3(a)(9) exemption are that: (i) the exchange is being made by an issuer for its own securities; (ii) security holders are not parting with any consideration in the transaction other than outstanding securities of the issuer; and (iii) the issuer may not pay any commission or other remuneration, directly or indirectly, for the solicitation of the exchange.

8

First, should the Lions Gate reclassification proposals be adopted, Lions Gate will continue as the same legal entity and as the issuer of the Class A voting shares and Class B non-voting shares. Second, only Lions Gate common stockholders are making an exchange in the reclassification, and will not part with any consideration other than their existing Lions Gate common stock. Third, Lions Gate will not pay any remuneration for the solicitation of proxies on the Company’s behalf in a manner that would invalidate the Section 3(a)(9) exemption. While Lions Gate intends to use a proxy solicitation firm in connection with soliciting votes for approval of the proposals in the Registration Statement, this firm’s services will be ministerial in nature and will not involve any recommendation with respect to any proposal in the definitive proxy statement or encouragement to vote in a particular manner. See SEC Compliance & Disclosure Interpretation Question 125.03. As described above, all elements of the Section 3(a)(9) transactional exemption are satisfied.

3.	Please provide us copies of the “board books” and any other materials provided to the boards and management of Lions Gate and Starz in connection with the proposed transaction, including all presentations made by the financial advisors.

Response:

The written, confidential presentation materials prepared by PJT Partners LP (“PJT Partners”) and presented to the Lions Gate board of directors in connection with PJT Partners’ opinion, as summarized in the section of the Registration Statement entitled “The Merger—Opinion of Lions Gate’s Financial Advisor—Opinion of PJT Partners LP,” are being provided to the Staff under separate cover by counsel for PJT Partners on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. By separate letter, a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 has been made.

The written, confidential presentation materials prepared by LionTree Advisors LLC (“LionTree”) and presented to the Starz board of directors in connection with LionTree’s opinion, as summarized in the section of the Registration Statement entitled “The Merger—Opinion of Starz’s Financial Advisors—Opinion of LionTree Advisors LLC,” are being provided to the Staff under separate cover by counsel for LionTree on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. By separate letter, a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 has been made.

9

The written, confidential presentation materials prepared by Raine Securities LLC (“Raine”) and presented to the Starz Special Committee in connection with Raine’s opinion, as summarized in the section of the Registration Statement entitled “The Merger—Opinion of Starz’s Financial Advisors—Opinion of Raine Securities LLC,” are being provided to the Staff under separate cover by counsel for Raine on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. By separate letter, a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 has been made.

4.	We note your disclosure on page 156 that as of July 29, 2016 six class action complaints were filed related to the merger. Please provide us copies of any complaints related to the merger.

Response:

A copy of the complaints for each of the shareholder litigation actions described on page 157 are being provided to the Staff under separate cover.

5.	Please provide the disclosure called for by Item 402(t) to Regulation S-K with respect to Lions Gate named executive officers or tell us why this disclosure is not applicable.

Response:

Lions Gate respectfully advises the Staff that no disclosure is required under Item 402(t) of Regulation S-K with respect to any of its named executive officers, because no compensation payable to its named executive officers is based on or otherwise relates to the merger within the meaning of Item 402(t) of Regulation S-K. The completion of the merger will not constitute a “change of control” of (or other similar term) Lions Gate for purposes of the employment agreements with Lions Gate’s named executive officers, any outstanding equity awards held by Lions Gate’s named executive officers, or any other agreement or understanding with any Lions Gate named executive officer concerning any other type of compensation. Accordingly, although Lions Gate’s named executive officers would be eligible for enhanced severance and accelerated vesting of equity awards upon a qualifying termination of employment in connection with a change in control of Lions Gate under certain agreements with Lions Gate, no severance payments and benefits that the named executive officers would receive absent a “change of control” of Lions Gate will be enhanced as a result of the completion of the merger. Following the successful completion of the merger, Lions Gate may, in its sole discretion, grant additional compensation to employees (including its named executive officers) in connection with merger-related performance. As of the date of this filing, Lions Gate has not granted any such compensation or determined the recipients, amounts or terms and conditions of any such compensation (if any). Therefore, as of the date hereof, no compensation payable to Lions Gate’s named executive officers is based on or otherwise relates to the merger.

10

Lions Gate respectfully advises the Staff that, based on the foregoing, Lions Gate has omitted the required disclosure under Item 402(t) in accordance with Item 402(a)(5) of Regulation S-K, which provides that a table may be omitted if there has been no compensation awarded to, earned by or paid to any named executive officer required to be reported in that table. In response to the Staff’s comment, Lions Gate has revised the disclosure on page 122 under the heading “The Merger—Interests of Lions Gate Directors and Executive Officers in the Merger and Other Proposals” indicating that other than the additional compensation that Lions Gate may, in its sole discretion, grant in connection with merger-related performance, there is no compensation payable to any of its named executive officers that is based on or otherwise relates to the merger.

Questions and Answers, page 1

6.	Please add a question and answer that summarizes and quantifies the interests that the directors and officers of Lions Gate and Starz may have that differ from the interests of other stockholders.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 8 under the question “Do the directors and officers of Lions Gate and Starz have any interests that may differ from the interests of other stockholders?”

7.	Please add a question and answer comparing the percentage of outstanding shares entitled to vote held by the directors, executive officers and their affiliates and the vote required for approval. Refer to Item 3(h) of Form S-4.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 7 under the question “What vote is required to approve each proposal, and how does this compare to the percentage of the outstanding shares entitled to vote held by the directors, executive officers and their affiliates?”

What is the exchange, page 2

8.	Please disclose the voting power that Lions Gate will have if it acquires the Starz exchange shares pursuant to the exchange agreement with the M-B stockholders. In this regard, we note that each Starz Series B common stock is entitled to ten votes.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 2 under the question “What is the exchange?”

11

9.	Please briefly describe here the 2015 stock exchange in which Lions Gate purchased a 14.5% voting interest in Starz from Dr. Malone in exchange for 4,967,695 Lions Gate common shares. In addition, please disclose here that the 2015 stock exchange agreement provided for Dr. Malone to retain a voting proxy over the shares of Starz common stock sold to Lions Gate on all matters submitted to Starz stockholders, other than stock issuance or proposals relating to business combinations of Starz.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 2 under the question “What is the exchange?”

Why is Lions Gate Proposing the reclassification, page 4

10.	Please expand the answer to briefly describe the specific reasons for each of the proposals. Please also briefly describe the potential negative effects of the merger and other proposals that the Lions Gate board of directors considered. Similarly, please briefly describe the potential negative effects of the merger that the Starz board of directors considered.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 4 under the question “Why is Lions Gate proposing the Lions Gate reclassification, the Lions Gate merger issuance and the other proposals?” and on page 5 under the question “Why is Starz proposing the merger?”

Have any Lion’s Gate shareholders agreed to vote their shares, page 8

11.	Please briefly describe the types of matters that the Lions Gate voting agreement shareholders have agreed to vote against.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 11 under the question “Have any Lions Gate shareholders agreed to vote their shares in favor of any of the Lions Gate proposals?”

Are Lions Gate shareholders and Starz stockholders entitled to appraisal rights, page 11

12.	Please briefly describe how a Starz stockholder may exercise their appraisal rights.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 14 under the question “Are Lions Gate shareholders and Starz stockholders entitled to appraisal rights in connection with the merger, the reclassification or the exchange?”

12

Summary, page 14

13.	Please disclose here that following the merger, Lions Gate plans to suspend quarterly dividends payments while focusing on deleveraging and growing its core business.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 24 under the heading “Dividends.”

The Merger, page 16

No Solicitation, page 23

14.	Please briefly define or include cross-references to the definitions of “alternative transaction” and “bona fide alternative transaction.”

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 26 under the heading “No Solicitation.” We respectfully note that “bona fide alternative transaction” is not a separate defined term in the joint proxy statement/prospectus.

Lions Gate Voting Agreements, page 25

15.	Please disclose here the terms of the indemnification rights that Lions Gate is providing to the shareholders of the Lions Gate voting agreement with LGP, Discovery, Dr. Malone, and MHR.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 29 under the heading “Lions Gate Voting Agreements.”

Risk Factors, page 39

If the merger is not consummated by December 31, 2016, page 44

16.	Please briefly clarify the circumstances under which Lions Gate or Starz would owe termination fees if the merger is not consummated by December 31, 2016 and is terminated by one party.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 48 under the risk factor “If the merger is not consummated by December 31, 2016 (unless extended under certain circumstances), either Lions Gate or Starz may terminate the merger agreement.”

13

The Merger, page 61

Background of the Merger, page 61

17.	Please briefly describe the restrictions required by the Starz board of directors and the Initial Starz Special Committee in January 2015 as a condition for receiving approval under Section 203 of the Delaware General Corporation Law in connection with the proposed transaction with Dr. Malone.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure in the third full paragraph on page 66.

18.	Please briefly describe the minority stockholder protections you reference in the first full paragraph on page 68.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 70.

Lions Gate’s Reasons for the Merger and Other Proposal, page 81

19.	Please quantify the “substantial costs to be incurred in connection with the reclassifications, the merger and the other transactions contemplated by the merger agreement” in the second bullet point on page 84 and the fifth bullet point on page 90.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure in the sixth bullet in the list beginning on page 83 and on the eighth bullet on page 89.

Starz’s Reasons for the Merger and Other Proposals, page 86

20.	Please discuss whether the absence of a majority approval by the minority of Starz stockholders condition was considered by the board of directors as a positive or negative factor.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 88.

Opinions of Lions Gate’s Financial Advisor, page 91

Opinion of PJT Partners LP, page 91

14

21.	Please disclose any material relationships that existed between Lions Gate and PJT Partners LP in the last two years or that is contemplated, and any compensation received or to be received as a result of any such relationship between (a) PJT Partners LP and Lions Gate, (b) LionTree and Starz and (c) Raine and Starz.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 93 under the heading “Opinion of PJT Partners LP,” noting that no material relationships have existed between Lions Gate and PJT Partners in the last two years or are currently contemplated other than in connection with the merger.

In response to the Staff’s comment, we have revised the disclosure on page 104 under the heading “Opinion of LionTree Advisors LLC” noting that in the past two years LionTree has not received any compensation for services provided to Starz, excluding compensation paid or to be paid to LionTree pursuant to its engagement in connection with the merger.

In response to the Staff’s comment, we have revised the disclosure on page 105 under the heading “Opinion of Raine Securities LLC” noting that no material relationships have existed between Starz and Raine in the last two years or are currently contemplated other than in connection with the merger.

Regulatory Approvals, page 127

Federal Communications Commission, page 127

22.	Please disclose whether you have submitted the required applications for transfer of control or assignment of FCC licenses and registrations referred to in the merger agreement and, if known, the expected date of approval.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 128 under the heading “Federal Communications Commission.”

Canadian Securities Laws, page 128

23.	Please briefly discuss the process to obtain an exemption from minority shareholder approval and whether you plan to obtain it.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on pages 128 – 129 under the heading “Canadian Securities Laws.”

The Merger Agreement, page 134

Conditions to Completion of the Merger, page 146

15

24.	Please identify the conditions that may be waived by Lions Gate and Starz, respectively.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on pages 146 – 147 under the heading “Conditions to Completion of the Merger.”

The Lions Gate Special Meeting, page 172

Lions Gate Proposal 3: The Lions Gate Exchange Issuance Proposal, page 179

25.	Please disclose the aggregate cash consideration payable if the M-B stockholders elect to receive all cash for their shares of Starz Series B common stock or if Lions Gate stockholders do not approve the exchange issuance proposal. In addition, please disclose the percentage of ownership the M-B stockholders will have if they receive Lions Gate common stock as consideration.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 182 under the heading “Required Vote.”

The Starz Special Meeting, page 183

Starz Record Date; Stock Entitled to Vote, page 183

26.	You state that the directors and officers of Starz (including those who are part to the Starz voting agreement) will vote their shares of Starz common stock in favor of the proposals. Please clarify that directors and officers subject to the Starz voting agreement have agreed to vote the excess over 33.53% of the voting power of Starz common stock in proportion to the votes of all other Starz stockholders.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 186 under the heading “Starz Record Date; Stock Entitled to Vote.”

*     *     *     *     *     *

16

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1180 or by email at GSMoodie@wlrk.com.

Sincerely,

/s/ Gordon S. Moodie
Gordon S. Moodie

cc	Wayne Levin, Esq. (Lions Gate Entertainment Corp.)
17